Exhibit 4.3

CLEARWIRE ESCROW CORPORATION,

as Grantor

and

CLEARWIRE COMMUNICATIONS LLC, solely with respect to Sections 1.1(c), 1.7(d) and 3.2

ESCROW AND SECURITY AGREEMENT

Dated as of December 9, 2009

WILMINGTON TRUST FSB

as Escrow Agent and Trustee

     THIS ESCROW AND SECURITY AGREEMENT is entered into on December 9, 2009 (as amended, modified or supplemented from time to time in accordance with the Indenture described below, this “Agreement”), by and between, Wilmington Trust FSB in its capacities as escrow agent, depositary bank and securities intermediary (collectively in such capacities, the “Escrow Agent”), and in its capacity as trustee under the Indenture described below (in such capacity, the “Trustee”), Clearwire Escrow Corporation, a Delaware corporation (the “Grantor”), and Clearwire Communications LLC, a Delaware limited liability company (the “Company”), solely with respect to Sections 1.1(c), 1.7(d) and 3.2 of this Agreement.
RECITALS
     Pursuant to that certain indenture (as amended, supplemented or modified from time to time, the “Indenture”) dated as of December 9, 2009, by and among the Grantor and the Trustee, the Grantor will issue $920,000,000 in aggregate principal amount of its 12% Senior Secured Notes due 2015 (the “Notes”). The Notes are being issued in a private placement (the “Offering”) pursuant to that certain purchase agreement dated as of November 24, 2009 (the “Purchase Agreement”), by and among the Grantor, the Company, Clearwire Finance, Inc. (“Finance Co”), the Subsidiaries of the Company party thereto (the “Future Subsidiary Guarantors”) and J.P. Morgan Securities Inc. (the “Initial Purchaser”). In accordance with Section 3.3(e) hereof, capitalized terms that are used but not defined herein have the meanings assigned to them in the Indenture.
     WHEREAS, concurrently with the closing of the sale of the Notes, the Initial Purchaser, on behalf of the Grantor, will deposit into the Escrow Account (as defined below), as hereinafter provided, the gross proceeds from the Offering;
     WHEREAS upon satisfaction of the Escrow Conditions (as defined below), the Company and Finance Co will become obligated to assume the rights and obligations under all of the Notes and the Indenture, as the successor obligors under the Notes, on the Escrow Release Date (as defined in the Indenture). If the Escrow Conditions are not satisfied, the Company and Finance Co will become obligated to assume the rights and obligations under $540.0 million aggregate principal amount (the “Automatic Assumption Amount”) of the Notes and the Indenture, as the successor obligors under such Notes and consummate the redemption described in Section 1109 of the Indenture, in each case, on the Escrow Release Date. Each of the aforementioned assumptions of rights and obligations by the Company and Finance Co is referred to as the “Assumption”. The Assumption will be effected by the execution and delivery of a supplemental indenture by the Grantor, the Company, Finance Co and the Future Subsidiary Guarantors pursuant to which the Company and Finance Co will become party to the Indenture and assume all obligations of the Grantor therein and under all of the Notes or the Automatic Assumption Amount of the Notes, as applicable (the “Assumed Notes”), and the Future Subsidiary Guarantors will become party to the Indenture and guarantee all obligations of Company and Finance Co under the Assumed Notes (the “Guarantees”). In connection with the Assumption, (i) the Company shall designate the Assumed Notes and Guarantees as “Other Pari Passu Lien Obligations” in accordance with Section 7.19 of the collateral agreement (the “Security Agreement”) dated November 24, 2009, among the Company, Finance Co, the Future Subsidiary Guarantors and Wilmington Trust FSB, as collateral agent for the benefit of itself, holders of 12% Senior Secured Notes due 2015 issued by the Company and Finance Co (the “Existing Secured Notes”) and the trustee under the indenture governing the Existing Secured Notes and (ii) the Collateral Agent shall execute a consent agreement whereby it shall become party to the Security Agreement and the other Security Documents for its benefit, the benefit of the Trustee and Holders of the Assumed Notes and the Guarantees and the Assumed Notes will be secured on a first priority basis, subject to certain Permitted Liens (as defined in the Indenture), by liens on the Collateral (as defined in the Security Agreement).

     WHEREAS, the “Escrow Release Date” will be the earliest to occur of (x) the consummation of the Second Investment Closing (as defined in the Offering Memorandum), (y) the date on which the Grantor determines in its sole discretion that the Second Investment Closing cannot occur and (z) June 9, 2010. Whereas, on the Escrow Release Date, (i) if the Escrow Conditions are satisfied, the Assumption and related steps described above will occur with respect to all of the Notes and (ii) if the Escrow Conditions are not satisfied, (a) the Assumption and related steps described above will occur with respect to solely the Automatic Assumption Amount of Notes and (b) the Grantor will redeem $380,000,000 aggregate principal amount of Notes at a redemption price equal to $372,191,000, plus interest accrued on $372,191,000 from the date hereof to, but excluding, the Escrow Release Date, calculated using a rate of 12.5% per annum, in accordance with the terms of Section 1109 of the Indenture (the “Escrow Redemption Price”).
     WHEREAS, as security for its obligations under the Notes and the Indenture, the Grantor desires to grant to the Trustee, for the benefit of the holders of the Notes, a first priority security interest in and lien upon the Escrow Collateral (as defined herein) on the terms and conditions set forth herein; and
     WHEREAS, the parties have entered into this Agreement in order to set forth the conditions upon which, and the manner in which, funds will be held in and disbursed from the Escrow Account (as defined herein) and released from the security interest and lien described above.
     The Grantor, the Trustee and the Escrow Agent hereby agree that, in consideration of the mutual promises and covenants contained herein, the Escrow Agent will hold in escrow and will distribute Escrow Property in accordance with and subject to the following:
1. INSTRUCTIONS
1.1. Escrow Property.
       The funds to be deposited with the Escrow Agent will be as follows:
(a)	Concurrently with the execution and delivery hereof and the issuance of the Notes, as provided in the Purchase Agreement, the Initial Purchaser will deposit with the Escrow Agent $901,094,000 by wire transfer in immediately available funds (the “Initial Deposit”), which amount represents the gross proceeds from the Offering (which is net of “original issue discount” in connection with the offering of the Notes, but includes a deferred discount of $16,100,000 (the “Deferred Discount”) payable to the Initial Purchaser on the Release Date).

(b)	The Escrow Agent will accept the Initial Deposit and will hold such funds, all investments thereof, any Distributions (as hereinafter defined) and the proceeds of the foregoing in a Securities Account created by the Escrow Agent prior to or concurrently with the issuance of the Notes. Such Securities Account will have account number 095173-001 and shall be maintained by the Escrow Agent in the name of the Trustee (such account, together with any other account maintained by the Escrow Agent hereunder, the “Escrow Account”) for disbursement in accordance with the provisions hereof. The Trustee will be the entitlement holder and customer of the Escrow Agent with respect to the Escrow Account. The Grantor will not have any access to the Escrow Account or funds, investments or other assets credited thereto, other than the limited contractual right to receive the Escrow Property under the circumstances specified in Section 1.4 hereof. The Initial Deposit, the Escrow Account and all funds, securities or other property now or hereafter credited to the Escrow Account, all investments of any of the foregoing, plus all interest, dividends and other distributions and payments on any of the foregoing (collectively the “Distributions”) received or receivable by the Escrow Agent, less any property and/or funds distributed or paid in accordance with this Agreement, together with all proceeds of any of the foregoing are collectively referred to herein as “Escrow Property.”

(c)	If the Escrow Property is to be released pursuant to Section 1.4(d) and the aggregate amount of Escrow Property is not sufficient to satisfy all amounts payable under clauses (i) through (iv) thereof, then the Company shall deposit with the Trustee the amount required to satisfy (together with the Escrow Property) all amounts payable under such clauses.
1.2. Grantor’s Limited Rights in Escrow Property; Security Interest.
(a)	It is the intention of the parties hereto that this Agreement create a true escrow, and the Grantor have no ownership of, or rights in, the Escrow Account or the Escrow Property other than the limited contractual right to receive the Escrow Property under the circumstances specified in Section 1.4 hereof.

(b)	If, notwithstanding the intention of the parties set forth in Section 1.2(a) hereof, the Grantor is determined to have any interest in any Escrow Property, as security for the due and punctual payment when due of all amounts that may be payable from time to time under the Indenture and the Notes, now or hereafter arising, the Grantor hereby pledges and grants to the Trustee, for the benefit of the Secured Parties, a continuing first priority (subject to liens of the Escrow Agent) security interest in all of the Grantor’s right, title and interest, to and under the following whether now or hereafter existing or acquired (collectively, the “Escrow Collateral”): (i) the Escrow Account, and all Financial Assets and other property from time to time placed or deposited in, or delivered to the Escrow Agent for placement or deposit in the Escrow Account, including, without limitation, all Escrow Property; (ii) all Security Entitlements from time to time credited to the Escrow Account; (iii) all claims and rights of whatever nature which the Grantor may now have or hereafter acquire against any third party(ies) in respect of any of the Escrow Collateral described in this Section 1.2 (including any claims or rights in respect of any Security Entitlements credited to an account of the Escrow Agent maintained at The Depository Trust Company or any other clearing corporation) or any other Securities Intermediary; (iv) all rights which the Grantor may now have or hereafter acquire against the Escrow Agent in respect of its holding and managing all or any part of the Escrow Collateral; and (v) all proceeds (as such term is defined in Section 9-102(a) of the UCC) of any of the foregoing. The Escrow Agent hereby acknowledges the Trustee’s security interest as set forth in this Section 1.2. The Grantor shall take all actions and shall direct the Trustee in writing to take all actions reasonably necessary on its part to ensure (i) the continuance of a security interest in the Escrow Collateral in favor of the Trustee for its benefit and for the benefit of the Secured Parties in order to secure all the Obligations under the Indenture and the Notes and (ii) that such security interest is at all times a perfected first priority (subject to liens of the Escrow Agent) security interest. The Grantor shall not grant or cause or permit any other person to obtain a security interest, encumbrance, lien or other claim, direct or indirect, in the Grantor’s right, title or interest in the Escrow Collateral other than the Escrow Agent’s lien arising by operation of law and the rights of set-off pursuant to Section 1.7(d) hereof. The Grantor represents and warrants that the security interest of the Trustee in the Escrow Collateral pursuant to this Agreement and, to the extent that the Grantor has rights therein, the Escrow Collateral, will, after execution and delivery of this Agreement by all parties hereto, at all times be valid, perfected and enforceable (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law) as a first priority (subject to liens of the Escrow Agent) security interest by the Trustee against the Grantor and all third parties in accordance with the terms of this Agreement.

(c)	The parties hereto acknowledge and agree that: (i) the Escrow Account will be treated as a “Securities Account,” (ii) the Escrow Property will be treated as “Financial Assets,” (iii) this Agreement governs the Escrow Account and provides rules governing the priority among possible “Entitlement Orders” received by the Escrow Agent as “Securities Intermediary” from the Grantor, the Trustee and any other persons entitled to give “Entitlement Orders” with respect to such Financial Assets and (iv) the “Securities Intermediary’s Jurisdiction” is the State of New York. The Escrow Agent represents and warrants that the Escrow Agent is a “Securities Intermediary” with respect to the Escrow Account and the “Financial Assets” credited to the Escrow Account. Except as specifically provided herein, the terms of the UCC, will apply to this Agreement, and all terms quoted in this clause (c) and clause (e) will have the meanings assigned to them by Article 8 of the UCC.

(d)	The Escrow Agent hereby agrees that all property delivered to the Escrow Agent for crediting to the Escrow Account will be promptly credited to the Escrow Account by the Escrow Agent. The Escrow Agent represents and warrants that it has not entered into, and agrees that it will not enter into, any control agreement or any other agreement relating to the Escrow Account with any other third party without the prior written consent of the Grantor, the Trustee and the Initial Purchaser, except for this Escrow Agreement.

(e)	Each of the parties hereto acknowledge and agree that the Escrow Account will be under the control (within the meanings of Sections 8-106, 9-106 and 9-104 of the UCC) of the Trustee and, notwithstanding any other provision of this Agreement, the Escrow Agent will comply with all “Entitlement Orders” and instructions given by the Trustee with respect to the Escrow Account or Escrow Property without further consent of the Grantor or any other person. Except as expressly set forth in Section 1.3 hereof, the Grantor shall have no right to give any Entitlement Orders or instructions.

(f)	The Grantor agrees to take all steps reasonably necessary to maintain the security interest created by this Agreement as a perfected first-priority security interest including causing UCC financing statements describing the Escrow Collateral to be promptly filed in the State of Delaware. Without limiting the foregoing, the Grantor agrees to take all steps reasonably requested by the Trustee in connection with the perfection of the Trustee’s security interest in the Escrow Collateral pursuant to this Agreement and, without limiting the generality of the foregoing, the Grantor hereby authorizes the Trustee and the Initial Purchaser on behalf of the Trustee to file one or more UCC financing statements that reasonably describe the collateral in such jurisdictions and filing offices and containing such description of collateral as the Trustee, or the Initial Purchaser on behalf of the Trustee, may determine is reasonably necessary in order to perfect the security interest granted herein; provided, that the foregoing authorization shall not impose any obligation of the Grantor to maintain the security interest as provided herein on the Trustee or the Initial Purchaser. The Grantor represents and warrants that as of the date hereof it is duly formed and validly existing as a corporation under the laws of the state of Delaware and is not organized under the laws of any other jurisdiction, and the Grantor hereby agrees that, prior to the termination of this Agreement, it will not change its name or jurisdiction of organization without giving the Trustee and the Initial Purchaser not less than 10 days’ prior written notice thereof.

(g)	Upon the release of any Escrow Collateral pursuant to Section 1.4 hereof, the security interest of the Trustee for the benefit of the Secured Parties will automatically terminate with respect to any such Escrow Collateral released without any further action and such released Escrow Collateral will be delivered to the recipient free and clear of any and all liens, claims or encumbrances of any person, including, without limitation, the Escrow Agent, the Trustee and the holders of the Notes. The Trustee will take all steps necessary to terminate any financing statements and will execute such other documents without recourse, representation or warranty of any kind as the Grantor may reasonably request in writing to evidence or confirm the termination of the security interest in such released Escrow Collateral.

(h)	Upon the occurrence of an Event of Default under the Indenture and for so long as such Event of Default continues, the Grantor hereby appoints the Trustee as its attorney-in-fact with full power of substitution to do any act which the Grantor is obligated hereunder to do, and the Trustee may, but shall not be required to, exercise such rights as the Grantor might exercise with respect to the Escrow Collateral and take any action in the Grantor’s name to protect the Trustee’s security interest and lien granted hereunder. In addition to the rights provided under this Section 1.2, upon the occurrence of an Event of Default under the Indenture and for so long as such Event of Default continues, the Trustee may, but shall not be required to, exercise in respect of the Escrow Collateral, in addition to other rights and remedies provided for herein or otherwise available to it, all other rights and remedies of secured parties under the UCC or other applicable law. The Trustee may also upon obtaining possession of the Escrow Collateral as set forth herein, without notice to the Grantor except as specified below, sell the Escrow Collateral or any part thereof in one or more parcels at public or private sale, at any exchange, broker’s board or at any of the Trustee’s offices or elsewhere, for cash, on credit or for future delivery, and upon such other terms as the Trustee may deem commercially reasonable. The Grantor agrees that, to the extent notice of sale shall be required by law, at least ten days’ notice to the Grantor of the time and place of any public sale or the time after which any private sale is to be made shall constitute reasonable notification. The Trustee shall not be obligated to make any sale regardless of notice of sale having been given. The Trustee may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned.
1.3. Investment of Escrow Property.
(a)	Upon written directions from the Grantor, the Escrow Agent will invest or reinvest the Escrow Property, without distinction between principal and income, in cash and Cash Equivalents. The Escrow Agent will credit all such cash and investments to the Escrow Account and hereby agrees to treat any such investment as a “Financial Asset” within the meaning of Section 8-102(a)(9) of the UCC.

(b)	The Escrow Agent will have no liability for any investment losses, fees, taxes or other charges arising from or related to any such investment, reinvestment or liquidation of an investment other than in accordance with Section 2.1 hereof.

(c)	The Escrow Agent will have no obligation to invest or reinvest the Escrow Property if deposited with the Escrow Agent after 11:00 a.m. New York City time on such day of deposit. Instructions received after 11:00 a.m. New York City time will be treated as if received on the following Business Day. Any interest or other income received on such investment and reinvestment of the Escrow Property will become part of the Escrow Property and any losses incurred on such investment and reinvestment of the Escrow Property will be debited against the Escrow Property. The Escrow Property will remain uninvested with no liability for interest therein if written directions are not given to the Escrow Agent. Notwithstanding the foregoing, the Escrow Agent will have the power to sell or liquidate the foregoing investments whenever the Escrow Agent is required to release all or any portion of the Escrow Property pursuant to Section 1.4 hereof. In no event will the Escrow Agent be deemed an investment manager or adviser in respect of any selection of investments hereunder. It is understood and agreed that the Escrow Agent or its affiliates are permitted to receive additional compensation that could be deemed to be in the

Escrow Agent’s economic self-interest for (1) serving as investment adviser, administrator, shareholder servicing agent, custodian or sub-custodian with respect to certain of the investments, (2) using affiliates to effect transactions in certain investments or (3) effecting transactions in investments.

1.4.	Distribution of Escrow Property.

(a)	The Escrow Agent is directed to hold and distribute the Escrow Property in the following manner and will only release the Escrow Property in the cases specifically provided for in this Section 1.4.

(b)	The Escrow Agent shall release the Escrow Property upon receipt from the Grantor of a notice in the form attached hereto as Exhibit A, upon which the Escrow Agent may conclusively rely, confirming that the Escrow Conditions have been satisfied, and shall promptly (but in any event within two (2) Business Days) liquidate all investments of Escrow Property then held by it (subject to Section 1.6(a) hereof) and release all of the Escrow Property as follows:
(i)	first, to the Escrow Agent, an amount of Escrow Property in cash equal to amounts due and owing to the Escrow Agent in respect of fees and reasonable out-of-pocket expenses of the Escrow Agent pursuant to Section 1.7 hereof, indemnities and other amounts owing to the Escrow Agent under this Agreement;

(ii)	second, to Initial Purchaser, an amount equal to the Deferred Discount by wire transfer of immediately available funds in accordance with the wire instructions set forth in Section 1.6(c) hereof; and

(iii)	third, to the Grantor, any Escrow Property remaining after the distributions in clauses (b)(i) and (ii) above, if any, by wire transfer of immediately available funds in accordance with the wire instructions set forth in Section 1.6(a) hereof.
(c)	The Escrow Agent shall release the Escrow Property upon the earlier of (x) receipt from the Grantor of a notice in the form attached hereto as Exhibit B, upon which the Escrow Agent may conclusively rely, confirming that the Escrow Conditions cannot be satisfied, or (y) June 9, 2010, and shall (but in any event within two (2) Business Days) liquidate all investments of Escrow Property then held by it (subject to Section 1.6(a) hereof) and release all of the Escrow Property as follows:
(i)	first, to the Escrow Agent, an amount of Escrow Property in cash equal to amounts due and owing to the Escrow Agent in respect of fees and reasonable out-of-pocket expenses of the Escrow Agent pursuant to Section 1.7 hereof, indemnities and other amounts owing to the Escrow Agent under this Agreement;

(ii)	second, to Initial Purchaser, an amount equal to the Deferred Discount by wire transfer of immediately available funds in accordance with the wire instructions set forth in Section 1.6(c) hereof;

(iii)	third, to the Trustee under the Indenture, an amount of Escrow Property in cash equal to the Escrow Redemption Price for payment to the holders of the Notes in accordance with the provisions contained in Section 1109 of the Indenture; such release of Escrow Property to the Trustee under the Indenture will be made by wire transfer of immediately available funds in accordance with the wire instructions set forth in Section 1.6(b) hereof; and

(iv)	fourth, to the Grantor, any Escrow Property remaining after the distributions in clauses (c)(i), (ii) and (iii) above, if any, by wire transfer of immediately available funds in accordance with the wire instructions set forth in Section 1.6(a) hereof.
(d)	Notwithstanding Sections 1.4(b) and 1.4(c), if the Escrow Agent receives a written notice and instruction from the Trustee that the principal amount of and accrued and unpaid interest on the Notes has become immediately due and payable pursuant to Article Five of the Indenture, then the Escrow Agent will, promptly (but in any event within two Business Days) after receipt of such written notice and instruction from the Trustee, liquidate all investments of Escrow Property then held by it and release all of the Escrow Property as follows:
(i)	first, to the Trustee an amount of Escrow Property in cash and equal to amounts due and owing to the Trustee in respect of fees, reasonable out-of-pocket expenses of the Trustee, indemnities and other amounts owing to the Trustee under the Indenture;

(ii)	second, to the Escrow Agent, an amount of Escrow Property in cash equal to amounts due and owing to the Escrow Agent in respect of fees and reasonable out-of-pocket expenses of the Escrow Agent pursuant to Section 1.7 hereof, indemnities and other amounts owing to the Escrow Agent under this Agreement;

(iii)	third, to Initial Purchaser, an amount equal to the Deferred Discount by wire transfer of immediately available funds in accordance with the wire instructions set forth in Section 1.6(c) hereof;

(iv)	fourth, to the Trustee for payment to the holders of the Notes, an amount of Escrow Property sufficient to pay such accelerated principal amount and interest, if any, thereon; such release of Escrow Property to the Trustee under the Indenture will be made by wire transfer of immediately available funds in accordance with the wire instructions set forth in Section 1.6(b) hereof; and

(v)	fifth, to the Grantor, any Escrow Property remaining after distributions in clauses (e)(i), (ii), (iii) and (iv) above, if any, by wire transfer of immediately available funds in accordance with the wire instructions set forth in Section 1.6(a) hereof.
1.5.	Addresses.
     Notices, instructions and other communications will be sent as follows:

(a)	to the Escrow Agent:	Wilmington Trust FSB Corporate Capital Markets 50 South Sixth Street, Suite 1290 Minneapolis, MN 55402-1544 Attn: Clearwire Administrator Facsimile: (612) 217-5651

(b)	to the Trustee:	Wilmington Trust FSB Corporate Capital Markets 50 South Sixth Street, Suite 1290 Minneapolis, MN 55402-1544 Attn: Clearwire Administrator Facsimile: (612) 217-5651

(c)	to the Grantor:	Clearwire Escrow Corporation 4400 Carillon Point Kirkland, WA 98033 Attn.: General Counsel Facsimile: (425) 216-7776

	with a copy to:	Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 Attn.: Joshua Korff Facsimile: (212) 446-4800

(d)	to the Initial Purchaser:	JP Morgan Securities Inc. 270 Park Avenue New York, New York 10017 Attn.: Jessica Kearns Facsimile: (212) 270-1063

	with a copy to:	Cahill Gordon & Reindel LLP Eighty Pine Street New York, NY 10005-1702 Attn.: Doug Horowitz Facsimile: (212) 269-5420
1.6.	Wire Transfer Instructions.

(a)	All cash (including the cash proceeds from liquidation of any Escrow Property) distributed from the Escrow Account to the Grantor will be transferred by wire transfer of immediately available funds in accordance with wire instructions provided in writing by the Grantor to the Escrow Agent prior to such distribution.

If, upon termination of this Agreement and after any required liquidation or distribution of Escrow Property for the benefit of any person other than the Grantor, pursuant to Section 1.4 hereof, any Escrow Property consists of assets other than cash and is to be released to the Grantor, the Escrow Agent shall liquidate such Escrow Property into cash and distribute it to the Grantor pursuant to this Section 1.6(a) unless the Grantor, provided a prior written request to the Escrow Agent not to liquidate such Escrow Property and to deliver such non-cash Escrow Property in kind to the Grantor at such account(s) or location(s) specified by the Grantor, in such written request. If the Escrow Agent receives such a request, it shall deliver such non-cash Escrow Property to the Grantor as promptly as practicable. No request by the Grantor, the Company or Finance Co pursuant to this paragraph shall constitute an “Entitlement Order” or instruction with respect to the Escrow Property prior to the termination of this Agreement.

(b)	All cash distributed from the Escrow Account to the Trustee for payment on the Notes will be transferred by wire transfer of immediately available funds in accordance with the following wire transfer instructions:

Bank:	Wilmington Trust
ABA No.	ABA #031100092
Account Name:
Account No.	095173-000
F/F/C:
Attention:	Corp Cap Mkts - Jane Schweiger
Ref:	Clearwire Escrow Corp 12% Sr Sec Nts 2015
(c)	All cash distributed from the Escrow Account to the Initial Purchaser for payment of the Deferred Discount will be transferred by wire transfer of immediately available funds in accordance with the following wire transfer instructions:

Bank:	JP Morgan Chase Bank
ABA No.	ABA #021-000-021
Account Name:	UPMS1
Account No.	066-916-402
F/F/C:
Attention:	Joel Ferrari
Ref.:	Clearwire
1.7.	Compensation.

(a)	Upon execution of this Agreement, the Grantor will pay the Escrow Agent an administration fee of $3,500, plus reasonable out-of-pocket expenses and disbursements to the extent then invoiced (including documentation reasonably supporting such request).

(b)	The Grantor will pay all reasonable activity charges in accordance with the Escrow Agent’s fee schedule as then in effect.

(c)	The Grantor will be responsible for and will reimburse the Escrow Agent within 30 days of written demand (including documentation reasonably supporting such request) for all reasonable losses (except to the extent arising from the Escrow Agent’s gross negligence, willful misconduct or bad faith), damages, expenses, disbursements and advances incurred or made by the Escrow Agent for its own account in connection with this Agreement.

(d)	If any reasonable fees, out-of-pocket expenses or costs incurred by, or any obligations owed to the Escrow Agent (or its one legal counsel) hereunder are not paid when due, the Escrow Agent may set off against any Escrow Property released to the Grantor from this escrow in accordance with Section 1.4 hereof. The Escrow Agent shall have no right to set off against, and hereby waives any lien it may otherwise have against, any Escrow Property prior to its release from escrow or which is released or to be released to a person other than the Grantor in accordance with the terms of this Agreement. The Grantor, and to the extent that the obligations due and payable hereunder cannot be satisfied solely from the assets of the Grantor, the Company shall remain liable for any unpaid reasonable fees, out-of-pocket expenses or costs incurred by, or any obligations owed to the Escrow Agent (or its one legal counsel) hereunder.

(e)	The obligations of the Grantor contained in this Section 1.7 will survive the termination of this Agreement or the earlier resignation or removal of the Escrow Agent.
2. TERMS AND CONDITIONS
2.1. Rights, Duties and Immunities of Escrow Agent.
(a)	Scope of duties. The duties, responsibilities and obligations of the Escrow Agent will be limited to those expressly set forth herein and no duties, responsibilities or obligations will be inferred or implied. The Escrow Agent will not be required to inquire as to the performance or observation of any obligation, term or condition under any other agreement or arrangement to which the Grantor is a party, even though reference thereto may be made herein. The Escrow Agent will not be required to comply with any direction or instruction (other than those contained herein or delivered in accordance with this Agreement) from the Grantor or any entity acting on its behalf. The Escrow Agent will not be required to, and will not, expend or risk any of its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder.

(b)	Limitation on liability. The Escrow Agent will not be liable for any action taken or omitted or for any loss or injury resulting from its actions or its performance or lack of performance of its duties hereunder in the absence of gross negligence, willful misconduct or bad faith. In no event will the Escrow Agent be liable (i) for any consequential, punitive or special damages, regardless of the form of action and whether or not any such damages were foreseeable and contemplated, (ii) for the acts or omissions of its nominees, correspondents, designees, subagents or subcustodians, so long as the same are selected with due care, (iii) for an amount in excess of the value of the Escrow Property, (iv) for the investment or reinvestment of any cash held by it hereunder in accordance with the terms hereof, including without limitation any liability for any delays (not resulting from its gross negligence, willful misconduct or bad faith) in the investment, reinvestment or liquidation of the Escrow Property, or any loss of interest or income incident to any such delay or (v) for any release of Escrow Property, if such release is made in accordance with Section 1.4 or the written directions of the Grantor, the Initial Purchaser and the Trustee.

(c)	Further limitation on liability. The Escrow Agent will not incur any liability for not performing any act or fulfilling any duty, obligation or responsibility hereunder by reason of any occurrence beyond the control of the Escrow Agent (including but not limited to any act or provision of any present or future law or regulation or governmental authority, any act of God or war, or the unavailability of the Federal Reserve Bank wire or telex or other wire or communication facility).

(d)	Right to consult counsel. The Escrow Agent may consult with legal counsel of its own choosing, at the expense of the Grantor in accordance with Section 1.7 hereof, as to any matter relating to this Agreement and the advice of such counsel or any opinion of counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.

(e)	Collection. All funds and other property deposited into the Escrow Account or otherwise collected for deposit therein will be subject to the Escrow Agent’s usual collection practices or terms regarding items received by the Escrow Agent for deposit or collection. The Escrow Agent will not be required, or have any duty, to notify any Person of any payment or maturity under the terms of any instrument deposited hereunder, or to take any legal action to enforce payment of any check, note or security deposited hereunder or to exercise any right or privilege that may be afforded to the holder of any such security.

(f)	Statements. The Escrow Agent will make available to the Grantor, the Trustee and the Initial Purchaser monthly statements identifying transactions, transfers or holdings of Escrow Property, and each such statement will be deemed to be correct and final upon receipt thereof by the Grantor unless the Escrow Agent is notified in writing to the contrary within 45 Business Days of the date of such statement.

(g)	Disclaimer with respect to Escrow Property. The Escrow Agent will not be responsible in any respect for the form, execution, validity, value or genuineness of documents or securities deposited into escrow or held hereunder, or for any description therein, or for the identity, authority or rights of persons executing or delivering or purporting to execute or deliver any such document, security or endorsement. The Escrow Agent makes no representation as to the validity, value, genuineness or the collectability of any security or other document or instrument held by or delivered to it. The Escrow Agent will not be called upon to advise any party as to the wisdom in selling or retaining or taking or refraining from any action with respect to any securities or other property deposited hereunder.

(h)	Ambiguity or uncertainty. In the event of any ambiguity or uncertainty hereunder or in any notice, instruction or other communication received by the Escrow Agent hereunder, the Escrow Agent may, in its sole discretion, refrain from taking any action other than retaining possession of the Escrow Property, unless the Escrow Agent receives written instructions, signed by each of the Grantor, the Trustee and the Initial Purchaser which eliminates such ambiguity or uncertainty.

(i)	Conflicting claims. In the event of any dispute between or conflicting claims by or among the Grantor and/or any other person or entity with respect to any Escrow Property, the Escrow Agent will be entitled, in its sole discretion, to refuse to comply with any and all claims, demands or instructions with respect to such Escrow Property so long as such dispute or conflict continues, and the Escrow Agent will not be or become liable in any way to the Grantor for failure or refusal to comply with such conflicting claims, demands or instructions. The Escrow Agent will be entitled to refuse to act until, in its sole discretion, either (i) such conflicting or adverse claims or demands have been determined by a final order, judgment or decree of a court of competent jurisdiction, which order, judgment or decree is not subject to appeal, or settled by agreement between the conflicting parties as evidenced in a writing satisfactory to the Escrow Agent or (ii) the Escrow Agent has received security or an indemnity satisfactory to it sufficient to hold it harmless from and against any and all Losses (as defined in Section 2.2 hereof) which it may incur by reason of so acting. The Escrow Agent may, in addition, elect, in its sole discretion, to commence an interpleader action or seek other judicial relief or orders as it may deem, in its sole discretion, necessary. The reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses of one counsel) incurred in connection with such proceeding will be paid by, and will be solely an obligation of, the Grantor.

(j)	Compliance with judicial orders. If at any time the Escrow Agent is served with any judicial or administrative order, judgment, decree, writ or other form of judicial or administrative process that in any way affects Escrow Property, including but not limited to orders of attachment or garnishment or other forms of levies or injunctions or stays relating to the transfer of Escrow Property (an “Order”), the Escrow Agent is authorized to comply therewith in any manner as it or its legal counsel of its own choosing deems necessary; and if the Escrow Agent complies with any such Order, the Escrow Agent will not be liable to any of the parties hereto or to any other person or entity even though such Order may be subsequently modified or vacated or otherwise determined to have been without legal force or effect.

(k)	Right to rely on communications. The Escrow Agent will be entitled to conclusively rely upon any order, judgment, certification, demand, instruction, notice, instrument or other writing delivered to it hereunder without being required to determine the authenticity or the correctness of any fact stated therein or the propriety or validity or the service thereof. The Escrow Agent may act in conclusive reliance upon any instrument or signature believed by it in good faith to be genuine and may assume that any person purporting to give receipt or advice to make any statement or execute any document in connection with the provisions hereof has been duly authorized to do so. When the Escrow Agent acts on any information, instructions, communications (including, but not limited to, communications with respect to the delivery of securities or the wire transfer of funds) sent by facsimile, email or other form of electronic or data transmission, the Escrow Agent, absent gross negligence, willful misconduct or bad faith, will not be responsible or liable in the event such communication is not an authorized or authentic communication of the Grantor or the Trustee, as the case may be, or is not in the form the Grantor or the Trustee sent or intended to send (whether due to fraud, distortion or otherwise). The Grantor will indemnify the Escrow Agent against any loss, liability, claim or expense (including reasonable legal fees and expenses of one legal counsel) it may incur as a result of acting in accordance with any such communication, except to the extent arising from the Escrow Agent’s gross negligence, willful misconduct or bad faith.

(l)	Right to request instruction. At any time the Escrow Agent may request an instruction in writing from the Grantor and the Trustee and may, at its own option, include in such request the course of action it proposes to take and the date on which it proposes to act, regarding any matter arising in connection with its duties and obligations hereunder. The Escrow Agent will not be liable for acting in accordance with such a proposal on or after the date specified therein; provided that (i) the specified date will be at least five (5) Business Days after each of the Grantor and the Trustee receives the Escrow Agent’s request for instructions and its proposed course of action and (ii) prior to so acting, the Escrow Agent has not received the written instructions requested.

(m)	Liability for Taxes. Except as otherwise set forth herein, the Escrow Agent does not have any interest in the Escrow Property deposited hereunder but is serving as escrow holder only and having only possession thereof and nothing herein shall require the Escrow Agent to pay any taxes. The Grantor will pay or reimburse the Escrow Agent upon request for any transfer taxes or other taxes relating to the Escrow Property incurred in connection herewith and will indemnify and hold harmless the Escrow Agent with respect to any amounts that it pays in the way of such taxes, in each case to the reasonable satisfaction of the Escrow Agent. Any payments of income from the Escrow Account will be subject to withholding regulations then in force with respect to United States taxes. The parties hereto will provide the Escrow Agent with appropriate W-9 forms for tax I.D. number certifications, or W-8 forms for non-resident alien certifications, as requested. It is understood that the Escrow Agent will be responsible for income reporting only with respect to income earned on investment of funds which are a part of the Escrow Property and is not responsible for any other reporting. The provisions of this Section 2.1(n) will survive the termination of this Agreement or the earlier resignation or removal of the Escrow Agent.
2.2. Indemnity.
          The Grantor will be liable for and will reimburse and indemnify the Escrow Agent and hold the Escrow Agent harmless from and against any and all claims, actual losses, liabilities, reasonable costs, damages or expenses (including reasonable attorneys’ fees and expenses of one legal counsel)

(collectively, “Losses”) arising from or in connection with or related to this Agreement or being the Escrow Agent hereunder (including but not limited to Losses incurred by the Escrow Agent in connection with its successful defense, of any claim of gross negligence or willful misconduct on its part); provided, however, that nothing contained herein will require the Escrow Agent to be indemnified for Losses caused by its gross negligence, willful misconduct or bad faith.
          The provisions of this Section 2.2 will survive the termination of this Agreement or the earlier resignation or removal of the Escrow Agent.
2.3. Removal of Escrow Agent.
(a)	The Grantor may, with notice to the Trustee, remove the Escrow Agent at any time by giving to the Escrow Agent 15 days’ prior notice in writing signed by the Grantor. The Escrow Agent may resign at any time by giving to the Grantor and the Trustee 15 days’ prior written notice thereof.

(b)	Within 5 Business Days after giving the foregoing notice of removal to the Escrow Agent or receiving the foregoing notice of resignation from the Escrow Agent, the Grantor will appoint a successor escrow agent. The Grantor will cause any successor escrow agent to assume the obligations of the Escrow Agent hereunder or to enter into such other escrow and security agreement as may be acceptable to the Trustee in its sole discretion. If a successor escrow agent has not accepted such appointment by the end of such 5-Business Day period or such successor escrow agent has not become so bound, the Escrow Agent may, in its sole discretion, deliver the Escrow Property to the Trustee at the address provided herein or may apply to a court of competent jurisdiction for the appointment of a successor escrow agent or for other appropriate relief. The reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses of one legal counsel) incurred by the Escrow Agent in connection with such proceeding will be paid by, and be deemed to be solely an obligation of, the Grantor.

(c)	Upon receipt of the identity of the successor escrow agent, the Escrow Agent will either deliver the Escrow Property then held hereunder to the successor escrow agent, less the Escrow Agent’s fees, costs and expenses or other obligations owed to the Escrow Agent, or hold such Escrow Property (or any portion thereof), pending distribution, until all such fees, costs and expenses or other obligations owing to the Escrow Agent are paid. Upon delivery of the Escrow Property to the successor escrow agent, the Escrow Agent will have no further duties, responsibilities or obligations hereunder.
2.4. Termination.
          This Agreement will automatically terminate upon the distribution of all Escrow Property from the Escrow Account in accordance with the provisions of Section 1.4 hereof. Section 1.7 hereof, the provisions of these Terms and Conditions and the Miscellaneous provisions below will survive termination of this Agreement and/or the resignation or removal of the Escrow Agent.
3. MISCELLANEOUS
3.1. Notices.
          All notices and other communications under this Agreement will be in writing in English and will be deemed given (i) on the date of delivery when delivered personally or when mailed first class (postage prepaid) at the addresses set forth in Section 1.5 hereof (or to such other address as a party may have specified by notice given to the other parties pursuant to this provision), or (ii) on the next Business Day after delivery to a recognized overnight courier or when sent by facsimile or electronic mail to the parties (which facsimile copy will be followed by delivery of an original by other method of delivery) at the addresses set forth in Section 1.5 hereof (or to such other address as a party may have specified by notice given to the other parties pursuant to this provision). Whenever under the terms hereof the time for giving a notice or performing an act falls upon a day that is not a Business Day, such time will be extended to the next Business Day. Attached as Schedule 3.1 hereto and made a part hereof is a list of those persons initially entitled to give notices, instructions and other communications to the Trustee and/or the Escrow Agent on behalf of the Grantor hereunder (each such representative, and “Authorized Person”). Schedule 3.1 may be amended from time to time by written notice from the Grantor to the Escrow Agent and the Trustee, with a copy to the Initial Purchaser.
3.2. Representations and Warranties.
          Each of the Grantor and the Company hereby represent and warrant (a) that this Agreement has been duly authorized, executed and delivered on its behalf and constitutes its legal, valid and binding obligation (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law) and (b) that the execution, delivery and performance of this Agreement by the Grantor and the Company do not and will not violate any applicable material law or regulation.
3.3. Governing Law; Consent to Jurisdiction; Construction.
(a)	THIS AGREEMENT WILL BE CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

(b)	The Escrow Agent’s jurisdiction for purposes of Sections 8-110 and 9-304 of the UCC will be the State of New York.

(c)	Each party hereto irrevocably agrees that any legal action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby will be brought in the federal courts located in the Borough of Manhattan in the City of New York, and irrevocably submits to the nonexclusive jurisdiction of such courts in any such action or proceeding. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any lawsuit, action or other proceeding in any such court, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such lawsuit, action or other proceeding brought in any such court has been brought in an inconvenient forum. The parties further agree that service of any process, summons, notice or document by certified or registered mail, return receipt requested, to such party’s address set forth in Section 1.5 hereof (or directed to it at the address last specified for notices hereunder) will be effective service of process for any lawsuit, action or other proceeding brought in any such court, and such service will be deemed completed 10 days after the same is so mailed. Each party hereto hereby waives the right to trial by jury in any such lawsuit, action or other proceeding.

(d)	Capitalized terms that are used but not defined in this Agreement (including in Section 3.3(e)) have the meanings assigned to them in the Indenture. The term “will” as used in this Agreement shall be interpreted to express a command. The term “or” is not exclusive. Words in the singular include the plural and words in the plural include the singular.

(e)	The following capitalized terms shall have the following definitions in this Agreement:
(i)	“Securities Account” shall have the meaning set forth in Section 8-501(a) of the UCC.

(ii)	“Security Entitlement” shall have the meaning set forth in Section 8-102(a)(17) of the UCC.

(iii)	“Security Intermediary” shall have the meaning set forth in Section 8-102(a)(14) of the UCC.

(iv)	“UCC” means the Uniform Commercial Code as in effect in the State of New York.
3.4. Rights and Remedies.
          The rights and remedies conferred upon the parties hereto and the Initial Purchaser will be cumulative, and the exercise or waiver of any such right or remedy will not preclude or inhibit the exercise of any additional rights or remedies. The waiver of any right or remedy hereunder will not preclude the subsequent exercise of such right or remedy.
3.5. Benefit of the Parties.
          This Agreement will be binding upon the parties hereto and each of their permitted successors and assigns. This Agreement will inure solely to the benefit of the parties hereto, the Initial Purchaser and (subject to Section 3.6 hereof) each of their respective successors and assigns, and no other person will have or be construed to have any legal or equitable right, remedy or claim under, in respect of, or by virtue of this Agreement.
3.6. Assignment.
          This Agreement and the rights and obligations hereunder of parties hereto may not be assigned except with the prior written consent of the other parties hereto and any purported assignment without such consent will be null and void.
3.7. Merger.
          This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter contained herein and supersedes all prior oral or written agreements in regard thereto.
3.8. Amendment.
          Except as otherwise permitted herein, this Agreement may be amended, supplemented or otherwise modified only by a written amendment signed by all the parties hereto, and no waiver of any provision hereof will be effective unless expressed in a writing signed by all of the parties hereto and the Initial Purchaser.
3.9. Severability.
          The invalidity, illegality or unenforceability of any provision of this Agreement will in no way affect the validity, legality or enforceability of any other provision, and if any provision is held to be enforceable as a matter of law, the other provisions will not be affected thereby and will remain in full force and effect.

3.10. Headings and Captions.
          The headings and captions included in this Agreement are included solely for convenience of reference and will have no effect on the interpretation or operation of this Agreement.
3.11. Counterparts.
          This Agreement may be executed in one or more counterparts, each of which counterpart, when so executed and delivered, will be deemed to be an original and all such counterparts together will constitute one and the same instrument. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or electronic .pdf copy shall be effective as delivery of a manually executed counterpart of this Agreement.

          IN WITNESS WHEREOF, each of the parties has caused this Escrow Agreement to be executed by a duly authorized officer as of the day and year first written above.

Clearwire Escrow Corporation, as Grantor
By:	/s/ Erik Prusch
	Name:	Erik Prusch
	Title:	Chief Financial Officer

Clearwire Communications LLC,
By:	/s/ Erik Prusch
	Name:	Erik Prusch
	Title:	Chief Financial Officer

Wilmington Trust FSB, as Escrow Agent and Trustee
By:	/s/ Jane Schweiger
	Name:	Jane Schweiger
	Title:	Vice President

[ Signature Page to Escrow Agreement ]

Acknowledged as of the date first written above:
J.P. Morgan Securities Inc., as the Initial Purchaser
By:	/s/ Jessica Kearns
	Name:	Jessica Kearns
	Title:	Managing Director
[ Signature Page to Escrow Agreement ]

SCHEDULE 3.1*
     The following persons are entitled to give notices, instructions and other communications to the Escrow Agent on behalf of the Grantor:

Name	Title
William T. Morrow	Chief Executive Officer
Erik Prusch	Chief Financial Officer
Broady Hodder	Senior Vice President, General Counsel & Secretary
Hope Cochran	Senior Vice President, Finance & Treasurer
Steve Ednie	Vice President, Tax
Frederick Williams	Assistant Secretary
Jillian Harrison	Assistant Secretary

*	This Schedule 3.1 may be amended from time to time by written notice from the Grantor to the Escrow Agent, the Trustee and the Initial Purchaser.

EXHIBIT A
FORM OF OFFICER’S CERTIFICATE
with regards to
12% Senior Secured Notes due 2015 of Clearwire Escrow Corporation
          This certificate is being delivered to the Escrow Agent and the Trustee pursuant to Section 1.4(b) of the Escrow and Security Agreement dated as of December 9, 2009 (the “Escrow Agreement”), among Clearwire Escrow Corporation., a Delaware corporation (the “Grantor”), Clearwire Communications LLC, a Delaware limited liability (the “Company”), and Wilmington Trust FSB, as escrow agent (the “Escrow Agent”) and Wilmington Trust FSB, as trustee (the “Trustee”). Capitalized terms used but not defined herein have the respective meanings specified in the Escrow Agreement (and to the extent not defined therein, in the Indenture). The Grantor hereby confirms through the undersigned officer that, prior to or concurrently with release of the Escrow Property from the Escrow Account (clauses (1) through (3) below, collectively, the “Escrow Conditions”):
               1. the Company will designate the Notes and Guarantees as “Other Pari Passu Lien Obligations” in the Other Pari Passu Lien Obligations Certificate and the Collateral Agent will execute the Consent Agreement whereby it will become a party to the Security Agreement as an Authorized Representative and whereby the Existing Secured Notes Collateral Agent will hold the Collateral for the benefit of the Trustee, the Collateral Agent, the Holders and other Secured Parties, and the Notes will be secured on a first priority basis, subject to Permitted Liens, by Liens on the Collateral;
               2. the Assumption will be consummated; and
               3. The Second Investment Closing has been consummated.
          The Grantor hereby notifies you and certifies to you that the release of the entire amount of funds from the Escrow Account is currently permitted in accordance with Section 1.4(b) of the Escrow Agreement.

          IN WITNESS WHEREOF, the Grantor, through the undersigned officer, has signed this Certificate this [___] day of [________], 20[___].

Clearwire Escrow Corporation, as Grantor
By:
Name:
Title:

EXHIBIT B
FORM OF OFFICER’S CERTIFICATE
with regards to
12% Senior Secured Notes due 2015 of Clearwire Escrow Corporation
          This certificate is being delivered to the Escrow Agent and the Trustee pursuant to Section 1.4(c) of the Escrow and Security Agreement dated as of December 9, 2009 (the “Escrow Agreement”), among Clearwire Escrow Corporation., a Delaware corporation (the “Grantor”), Clearwire Communications LLC, a Delaware corporation (the “Company”), and Wilmington Trust FSB, as escrow agent (the “Escrow Agent”) and Wilmington Trust FSB, as trustee (the “Trustee”). Capitalized terms used but not defined herein have the respective meanings specified in the Escrow Agreement (and to the extent not defined therein, in the Indenture). The Grantor hereby confirms through the undersigned officer that the Escrow Conditions cannot be satisfied.
          IN WITNESS WHEREOF, the Grantor, through the undersigned officer, has signed this Certificate this [___] day of [_______], 20[___].

Clearwire Escrow Corporation, as Grantor
By:
Name:
Title: